Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR

THE THIRD QUARTER THAT ENDED ON SEPTEMBER 30, 2018

Buenos Aires, Argentina, November 27, 2018 – Grupo Financiero Galicia S.A. (BYMA /NASDAQ: GGAL) announced its financial results for the third quarter that ended on September 30, 2018 (the “Quarter”).

HIGHLIGHTS

➣

For the current fiscal year, the results of Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “GFG”) and its subsidiaries are reported in accordance with the International Financial Reporting Standards (“IFRS”) as established by the Argentine Central Bank. Therefore, the financial statements and this report are presented in accordance with such standards. For a comparative purposes, figures for 2017 are also presented in accordance with IFRS. In addition, balances of certain items from previous quarters have been reclassified.

➣

Comprehensive income for the Quarter amounted to Ps.4,131 million, a 103% increase from the Ps.2,031 million profit recorded in the third quarter of the 2017 fiscal year. Net income attributable to Grupo Financiero Galicia for the period amounted to Ps.4,212 million, a 98% increase from the Ps.2,124 million recorded in the prior fiscal year. The profit per share for the Quarter amounted to Ps.2.95, compared to Ps.1.51 per share calculated for the same quarter of the 2017 fiscal year.

➣

The results of the Quarter were mainly attributable to the income derived from GFG’s interest in Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or “the Bank”), for Ps.3,405 million, in Tarjetas Regionales S.A., for Ps.524 million, in Galicia Administradora de Fondos S.A., for Ps.78 million, and in Sudamericana Holding S.A., for Ps.166 million, which was also increased by a net operating income of Ps.56 million and partially offset by administrative expenses of Ps.24 million.

➣	The market share of loans to the private sector reached 10.58% and deposits from the private sector reached 10.99%, increasing 127 bp and 162 bp respectively, as compared to September 30, 2017.

Conference Call:

November 28, 2018, 11:00 A.M. Eastern Time (1:00 P.M. Buenos Aires Time)

Call-in number: +1 323-994-2093

Conference ID: 2868190

For more information contact:

José Luis Ronsini - CFO

Pablo Firvida - IRO

Tel.: (5411) 6329-4881

inversores@gfgsa.com

www.gfgsa.com

1

CONSOLIDATED INFORMATION

Consolidated Financial Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Financial Information
Assets	517,801	422,491	271,822	23	90
Net loans and other financing	293,940	249,990	168,631	18	74
Deposits	320,052	261,096	162,182	23	97
Shareholders’ equity attributable to GFG	50,439	46,307	36,930	9	37
Shares outstanding (in thousands of shares) (1)	1,426,765	1,426,765	1,410,265	-	1
Book value per share (in pesos)	35.35	32.45	26.19	290 bp	915 bp
Net income attributable to GFG	4,212	2,782	2,124	51	98
Net income per share (in pesos)	2.95	1.95	1.51	100 bp	145 bp

(1) 10 ordinary shares = 1 ADS.

Selected Ratios		2018	2017	Variation (bp)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Return (1) on average assets (2)	3.72	3.05	3.42	64	30
Return (1) on average shareholders´ equity (2)	34.63	27.78	29.53	985	510
Financial Margin (1) (3)	14.54	11.84	12.19	270	235
Efficiency ratio (4)	47.85	56.24	56.31	(839)	(846)
Total capital ratio (5)	14.30	13.77	11.20	53	310
Non-performing loans / Private-sector loans	3.07	2.95	2.77	12	30
Allowance for loan losses / Private-sector loans	3.13	3.06	3.14	7	(1)
Allowance for loan losses / Non-accrual loans	101.80	103.78	113.50	(198)	(1,170)
Cost of risk (2)	4.15	4.10	2.41	5	174

(1) Net income attributable to GFG.

(2) Annualized.

(3) Net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income and expenses, divided by the average balance of interest-earning assets.

(4) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

(5) Banco Galicia consolidated with Tarjetas Regionales S.A.

Market Indicators		2018	2017
In pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Market price					Variation (bp)
Shares – BYMA	105.65	95.05	89.20	1,060	1,645
ADS – NASDAQ (in US$)	25.43	32.98	51.54	(755)	(2,611)
Price BYMA / book value	2.99	2.93	3.41	6	(42)
Average daily volume (in thousands of shares)					Variation (%)
BYMA	1,587	1,017	502	56	216
NASDAQ (1)	14,035	8,323	4,842	69	190
Market share (%)					Variation (bp)
Banco Galicia
Loans to the private sector	10.58	10.02	9.31	56	127
Deposits from the private sector	10.99	10.44	9.37	55	162
Galicia Administradora de Fondos S.A.	10.17	11.80	14.10	(163)	(393)

(1) Expressed in equivalent shares: 10 ordinary shares = 1 ADS.

2

GRUPO FINANCIERO GALICIA

RESULTS FOR THE QUARTER

Income Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Results from Equity Investments	4,191	2,782	2,133	51	96
Banco de Galicia y Buenos Aires S.A.U.	3,405	1,962	1,911	74	78
Tarjetas Regionales S.A. (1)	524	567	-	(8)	N/A
Galicia Administradora de Fondos S.A.	78	120	112	(35)	(30)
Sudamericana Holding S.A.	166	119	90	39	84
Other subsidiaries (2)	18	14	20	29	(10)
Net operating income	56	53	10	6	460
Administrative expenses	(24)	(48)	(19)	(50)	26
Other operating income and expenses	(1)	-	-	N/A	N/A
Income tax	(10)	(5)	-	100	N/A
Net income attributable to GFG	4,212	2,782	2,124	51	98
Other comprehensive income	(81)	16	(93)	(606)	(13)
Comprehensive income attributable to GFG	4,131	2,798	2,031	48	103

(1) 83% since January 1, 2018 (77% from the split-merger agreement with Banco Galicia and 6% from the acquisition of a minority interest).

(2) Includes the result from the interest in Galicia Warrants S.A. (87.5%) and Galicia Valores S.A. (1%).

Net income attributable to GFG for the Quarter amounted to Ps.4,212, which represented a 3.72% annualized return on average assets and a 34.63% return on average shareholder’s equity.

This result was mainly due to profits from GFG’s interest in Banco Galicia, for Ps.3,405 million, in Tarjetas Regionales S.A., for Ps.524 million, in Galicia Administradora de Fondos S.A., for Ps.78 million, and in Sudamericana Holding S.A., for Ps.166 million. In the third quarter of the 2017 fiscal year, results from equity investments in Banco Galicia included the interest in Tarjetas Regionales S.A.

3

SELECTED FINANCIAL INFORMATION - CONSOLIDATED

Balance Sheet		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Assets
Cash and due from banks	116,815	91,739	35,373	27	230
Debt securities	22,563	31,229	33,646	(28)	(33)
Net loans and other financing	293,940	249,990	168,631	17	74
Other financial assets	65,817	32,580	14,433	102	356
Equity investments in associates and joint businesses	-	-	192	-	(100)
Property, bank premises, equipment	10,522	10,034	9,180	5	15
Intangible assets	1,112	1,088	779	2	43
Other assets	6,788	5,587	3,912	21	74
Assets available for sale (1)	244	244	5,676	-	(96)
Total assets	517,801	422,491	271,822	23	90
Liabilities
Deposits	320,052	261,096	162,182	23	97
Financing from financial entities	26,457	22,231	6,828	19	287
Other financial liabilities	64,966	45,154	29,235	44	122
Notes	26,794	25,318	13,558	6	98
Subordinated notes	10,357	7,444	4,360	39	138
Other liabilities	17,011	13,323	16,963	28	-
Total liabilities	465,637	374,566	233,126	24	100
Shareholders’ equity attributable to third parties	1,725	1,618	1,766	7	(2)
Shareholders’ equity attributable to GFG	50,439	46,307	36,930	9	37
Shareholders’ equity	52,164	47,925	38,696	9	35

(1) Includes the interest in Compañía Financiera Argentina and in Cobranzas y Servicios until the 4Q2017, and the interest in Prisma Medios de Pago since the third quarter of 2017.

4

Income Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Net interest income	7,745	6,742	4,839	15	60
Interest income	18,591	13,275	8,617	40	116
Interest related expenses	(10,846)	(6,533)	(3,778)	66	187
Net fee income	4,775	4,382	3,580	9	33
Fee income	5,590	5,004	4,019	12	39
Fee related expenses	(815)	(622)	(439)	31	86
Net results from financial instruments	5,192	1,775	1,501	193	246
Gold and foreign currency quotation differences	(54)	782	593	(107)	(109)
Other operating income	1,926	2,057	1,233	(6)	56
Underwriting income from insurance business	626	611	525	2	19
Loan loss provisions	(2,827)	(2,390)	(997)	18	184
Net operating income	17,383	13,959	11,274	25	54
Personnel expenses	(3,390)	(3,226)	(2,634)	5	29
Administrative expenses	(3,783)	(3,404)	(2,401)	11	58
Depreciations and devaluations of assets	(297)	(279)	(274)	6	8
Other operating expenses	(3,610)	(2,983)	(2,121)	21	70
Operating income	6,303	4,067	3,844	55	64
Results from associates and joint businesses	-	-	41	-	(100)
Income tax	(1,983)	(1,169)	(1,580)	70	26
Net income	4,320	2,898	2,305	49	87
Net income attributable to third parties	108	116	181	(7)	(40)
Net income attributable to GFG	4,212	2,782	2,124	51	98
Other comprehensive income (1)	(81)	16	(93)	(606)	(13)
Total comprehensive income	4,239	2,914	2,212	45	92
Comprehensive income attributable to third parties	107	116	181	(7)	(40)
Comprehensive income attributable to GFG	4,131	2,798	2,031	48	103

(1) Net of income tax.

5

Additional Information			2018		2017
(Number of, except otherwise noted)	3Q	2Q	1Q	4Q	3Q
Employees	10,455	10,574	10,581	10,532	10,656
Banco Galicia	6,457	6,478	6,393	6,214	6,160
Tarjetas Regionales	3,564	3,657	3,760	3,896	4,073
Galicia Administradora de Fondos	21	19	19	19	16
Sudamericana Holding	386	391	381	375	378
Other companies	27	29	28	28	29
Branches and other points of sales	556	558	564	563	543
Banco Galicia	319	309	308	306	285
Tarjetas Regionales	237	249	256	257	258
Deposit Accounts at Banco Galicia (in thousands)	4,637	4,505	4,348	4,249	4,114
Credit Cards (in thousands)	13,681	13,602	13,391	13,234	13,318
Banco Galicia	4,424	4,350	4,222	4,086	3,982
Tarjetas Regionales	9,257	9,252	9,169	9,148	9,336
Galicia Administradora de Fondos’ assets under management (millions of pesos)	58,115	72,922	91,609	67,771	74,996
Inflation, exchange rate and interest rates
Consumer price index (IPC) (%)	14.11	8.79	6.66	6.14	5.33
Wholesale price index (IPIM) (%)	27.40	16.60	11.70	4.67	5.59
Acquisition value unit (UVA)	26.73	24.31	22.61	21.15	20.16
Exchange rate (Ps./US$) (1)	40.90	28.86	20.14	18.77	17.32
Badlar (quarterly averages) (2)	37.08	27.31	22.89	22.48	20.77

(1) Reference foreign currency exchange rate in accordance to Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the Quarter.

(2) Private banks’ 30-day time deposits rate for amounts over Ps.1 million.

6

BANCO GALICIA

HIGHLIGHTS

➣

Net income for the Quarter amounted to Ps.3,405 million, Ps.1,494 million (78%) higher than the figure accounted for in the same quarter of the 2017 fiscal year, mainly due to an increase in net operating income (73%). Excluding the results from the split-up of Tarjetas Regionales S.A. (effective since January 1, 2018), net income increased 159%.

➣

The credit exposure to the private sector reached Ps.299,399 million, up 87% from the Ps. 159,743 million recorded in the third quarter of 2017, and deposits reached Ps.320,367 million, up 97% from Ps.162,279 million. As of September 30, 2018, the Bank’s estimated market share of loans to the private sector was 10.58% while its estimated market share of deposits from the private sector was 10.99%.

➣

The non-accrual loan portfolio represented 2.37% of total loans to the private sector, recording an increase of 55 basis points (“bp”) from the 1.82% recorded at the end of the same quarter of the 2017 fiscal year, while its coverage with allowances for loan losses reached 103.03%.

➣

As of the end of the Quarter, the minimum capital requirement amounted to Ps.29,120 million (up Ps.13,135 million or 82%), and the computable capital was Ps.48,774 million (up Ps.27,550 million or 130%). The excess over the capital requirement amounted to Ps.19,654 million, and the total capital ratio was 14.01%.

INFORMATION DISCLOSURE

The data shown in this report and the consolidated financial statements correspond to Banco de Galicia y Buenos Aires S.A.U. as consolidated, except where otherwise noted.

For comparison purposes, figures for the 2017 fiscal year corresponding to the Bank’s interest in Tarjetas Regionales S.A.(1) (“Tarjetas Regionales”), Compañía Financiera Argentina S.A. (“CFA”)(2) and Cobranzas y Servicios S.A. (“CyS”)(2) are presented in the line of results from associates and joint businesses. In addition, balances of certain items were adjusted or reclassified.

(1) Beginning in January 1, 2018, the financial statements of Tarjetas Regionales were consolidated line by line with Grupo Financiero Galicia.

(2) On February 2, 2018, the sale of Companñía Financiera Argentina and Cobranzas y Servicios was completed.

7

RESULTS FOR THE QUARTER

Income Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Net interest income	5,770	4,699	3,270	23	76
Net fee income	2,691	2,460	1,977	9	36
Net results from financial instruments	4,843	1,506	1,434	222	238
Gold and foreign currency quotation differences	(83)	760	516	(111)	(116)
Other operating income	1,602	1,587	770	1	108
Loan loss provisions	(2,032)	(1,461)	(555)	39	266
Net operating income	12,791	9,551	7,412	34	73
Personnel expenses	(2,324)	(2,135)	(1,726)	9	35
Administrative expenses	(2,248)	(2,081)	(1,486)	8	51
Depreciations and devaluations of assets	(206)	(196)	(217)	5	(5)
Other operating expenses	(3,053)	(2,438)	(1,744)	25	75
Operating income	4,960	2,701	2,239	84	122
Results from associates and joint businesses	30	23	667	30	(96)
Income tax	(1,585)	(762)	(1,181)	108	34
Results from discontinued activities (1) (2)	-	-	186	-	(100)
Net income	3,405	1,962	1,911	74	78
Other comprehensive income	(82)	17	(97)	(582)	(15)
Total comprehensive income	3,323	1,979	1,814	68	83
(1) Net of income tax. (2) Results from the sale of Compañía Financiera Argentina and Cobranzas y Servcios.

Profitability and Efficiency		2018	2017	Variation (bp)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Return (1) on average assets	3.34	2.38	3.26	96	8
Return (1) on average shareholders’ equity	35.60	22.26	27.90	1,334	770
Financial margin (1) (2)	13.83	10.35	11.27	348	256
Efficiency ratio (3)	41.21	53.27	49.96	(1,206)	(875)

(1) Annualized.

(2) Net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income, divided by average interest-earning assets.

(3) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

In the third quarter of the 2018 fiscal year, Banco Galicia recorded a Ps.3,405 million profit, Ps.1,494 million (78%) higher than the Ps.1,911 million profit recorded for the same quarter of the previous fiscal year, as a consequence of a Ps.5,379 higher net operating income (73%), which mainly resulted from the growth of the net income from financial instruments (238%).

8

Net Interest Income		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Interest income	15,265	10,314	6,459	48	136
Private sector securities	41	6	125	583	(67)
Public sector securities	469	24	11	1,854	4,164
Loans and other financing	14,384	10,159	6,129	42	135
Financial sector	624	338	192	85	225
Non-financial private sector	13,760	9,821	5,937	40	132
Overdrafts	2,985	1,418	655	111	356
Mortgage loans	1,350	802	148	68	812
Pledge loans	109	96	31	14	252
Personal loans	1,973	1,803	1,276	9	55
Credit-card loans	3,562	3,022	2,050	18	74
Financial leases	127	108	87	18	46
Other	3,654	2,572	1,690	42	116
Other interest-earning assets	371	125	194	197	91
Interest expenses	(9,495)	(5,615)	(3,189)	69	198
Deposits from the non-financial private sector	(7,821)	(4,414)	(2,668)	77	193
Current accounts	-	-	(1)	-	(100)
Saving accounts	(1)	(1)	-	-	N/A
Time deposits and term investments	(6,652)	(3,960)	(2,413)	68	176
Other	(1,168)	(453)	(254)	158	360
Financing from financial institutions	(270)	(178)	(118)	52	129
Repurchase agreement transactions	(40)	(89)	(26)	(55)	54
Other interest-bearing liabilities	(242)	(158)	(34)	53	612
Notes	(1,122)	(776)	(343)	45	227
Net interest income	5,770	4,699	3,270	23	76

Net interest income for the Quarter amounted to Ps.5,770 million, representing a Ps.2,500 million (76%) increase as compared to the Ps.3,270 million profit from the same quarter of the 2017 fiscal year. This increase was primarily a consequence of a Ps.8.255 million (135%) increase in interest on loans and other financing.

Yields and Rates (1)			2018		2017		Variation (% / bp)
Average balances: in millions of pesos	3Q		2Q		3Q		vs 2Q18		vs 3Q17
Yields and rates: annualized nominal %	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-earning assets	266,656	27.50	233,632	19.55	156,534	19.30	14	796	70	820
In pesos	183,688	37.25	167,222	25.87	120,645	23.90	10	1,138	52	1,336
Government securities	28,978	42.75	27,977	16.33	16,310	25.46	4	2,642	78	1,729
Loans	147,380	35.74	134,388	28.18	98,217	23.48	10	756	50	1,226
Other interest-earning assets	7,330	46.06	4,857	17.13	6,118	26.48	51	2,893	20	1,958
In foreign currency	82,968	5.92	66,410	3.61	35,889	3.85	25	230	131	207
Government securities	3,430	14.23	9,426	1.02	2,209	11.23	(64)	1,321	55	300
Loans	78,101	5.48	56,012	4.03	33,350	3.30	39	145	134	218
Other interest-earning assets	1,437	9.74	972	4.53	330	9.70	48	522	335	5
Interest-bearing liabilities	265,614	14.29	212,293	10.61	139,356	9.16	25	368	91	514
In pesos	132,499	26.91	112,121	18.68	86,787	14.05	18	823	53	1,286
Saving accounts	27,515	0.81	29,023	0.52	23,728	0.19	(5)	29	16	63
Time deposits	88,120	34.85	68,273	25.19	53,641	19.68	29	966	64	1,517
Debt securities	10,356	34.30	8,798	29.14	4,268	23.52	18	516	143	1,078
Other interest-bearing liabilities	6,508	18.01	6,027	17.06	5,150	11.50	8	95	26	651
In foreign currency	133,115	1.73	100,172	1.57	52,569	1.07	33	15	153	65
Saving accounts	78,831	-	58,620	-	37,092	-	34	-	113	-
Time deposits	26,010	1.28	20,842	1.48	7,828	0.87	25	(20)	232	41
Debt securities	11,138	8.40	6,970	8.49	4,267	8.72	60	(9)	161	(31)
Other interest-bearing liabilities	17,136	6.02	13,740	4.92	3,382	3.67	25	110	407	236

(1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

9

The average interest-earning assets for the Quarter amounted to Ps.266,656 million, growing Ps.110,122 million (70%) as compared to the figure recorded for the third quarter of the previous fiscal year, primarily as a consequence of the Ps.93,914 million (71%) increase in the average balance of loans to the private sector and of the Ps.12,668 million (78%) increase in the average portfolio of peso-denominated government securities.

Interest-bearing liabilities reached Ps.265,614 million, increasing Ps.126,258 million (91%) during the same period, primarily due to a Ps.41,739 million (113%) increase in the average balances of dollar-denominated saving accounts as a consequence of the evolution of the exchange rate and a Ps.34,479 million (64%) increase in peso-denominated time deposits.

The average yield on interest-earning assets for the third quarter of the 2018 fiscal year was 27.50%, with an 820 bp increase compared to the same quarter of the prior fiscal year, mainly due to an increase of 1,958 bp in the interest rate on other interest earning assets and of 1,729 bp in the yield on government securities. Likewise, the average cost of interest-bearing liabilities was 14.29%, with a 514 bp increase compared to the third quarter of the prior year mainly due to the increase in the average interest rate on peso-denominated time deposits (1,517 bp ) and on debt securities (1,078 bp).

Net Fee Income		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Credit cards	1,290	1,279	1,050	1	23
Deposit accounts	815	644	472	27	73
Insurance	153	152	134	1	14
Financial fees	64	64	52	-	23
Credit-related fees	34	26	71	31	(52)
Foreign trade	230	176	181	31	27
Collections	161	148	130	9	24
Utility-bills collection services	199	166	119	20	67
Mutual funds	127	109	32	17	297
Other	213	202	133	5	60
Total fee income	3,286	2,966	2,374	11	38
Total expenditures	(595)	(506)	(397)	18	50
Net fee income	2,691	2,460	1,977	9	36

Net fee income amounted to Ps.2,691 million, up 36% from the Ps.1,977 million recorded in the third quarter of the previous fiscal year. The increases in fees which stood out were those related to deposit accounts (Ps.343 million or 73%) and to credit-cards (Ps.240 million or 23%).

Net income from financial instruments for the Quarter amounted to Ps.4,843 million, up Ps.3,409 million (238%) from the Ps.1,434 million recorded in the same quarter of the 2017 fiscal year.

Losses from gold and foreign currency quotation differences for the Quarter amounted to Ps.83 million, compared to a Ps.516 million profit recorded in the same quarter of the 2017 fiscal year. This result includes a Ps. 1,584 million profit from the trading of foreign currency.

10

Other Operating Income		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Other financial income / (losses) (1) (2)	89	39	(17)	128	624
Fees from bundles of products (1)	584	577	460	1	27
Rental of safe deposit boxes (1)	108	104	88	4	23
Other fee income (1)	124	98	72	27	72
Other adjustments and interest on miscellaneous receivables	507	237	78	114	550
Other	190	532	89	(64)	113
Total other operating income	1,602	1,587	770	1	108

(1) Item included for calculating the efficiency ratio.

(2) Item included for calculating the financial margin.

Other operating income for the Quarter reached Ps.1,602 million, increasing Ps.832 million (108%) from the Ps.770 million net profit recorded in the third quarter of 2017.

Provisions for loan losses for the third quarter of the 2018 fiscal year amounted to Ps.2,032 million, Ps.1,477 million (266%) higher than those recorded in the same quarter of the prior fiscal year. This was due to the evolution of credits in arrears of the consumer portfolio and to higher regulatory provisions on the portfolio in normal situation as a consequence of the increase in the volume of credit.

Personnel expenses amounted to Ps.2,324 million, increasing 35% from the same quarter of the 2017 fiscal year, mainly due to salary increase agreements with the Unions.

Administrative Expenses		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Fees and compensations for services	200	134	47	49	326
Fees to directors and syndics	6	7	5	(14)	20
Publicity, promotion and research expenses	128	176	125	(27)	2
Taxes	395	342	319	15	24
Maintenance	275	260	140	6	96
Electricity and communications	168	157	120	7	40
Stationery and office supplies	23	24	21	(4)	10
Rentals	129	90	68	43	90
Hired administrative services	284	267	207	6	37
Security	117	109	102	7	15
Insurance	13	14	10	(7)	30
Other	510	501	322	2	58
Total administrative expenses	2,248	2,081	1,486	8	51

Administrative expenses for the Quarter totaled Ps.2,248 million, up 51% in the same period, as a consequence of a Ps.153 million (326%) increase in fees and compensations for services and of a Ps.135 million (96%) increase in maintenance expenses, as compared to the same quarter of the previous fiscal year.

11

Other Operating Expenses		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Contribution to the Deposit Insurance Fund (1) (2)	108	91	69	19	57
Other financial expenses (1) (2)	122	57	79	114	54
Turnover tax (1)	1,581	1,188	789	33	100
On operating income (2)	1,094	827	610	32	79
On fees	430	319	156	35	176
On other items	57	42	23	36	148
Other fee-related expenditures (2)	778	666	615	17	27
Other provisions	326	289	16	13	1,938
Claims	62	78	31	(21)	100
Other	76	69	145	10	(48)
Total other operating expenses	3,053	2,438	1,744	25	75

(1) Item included for calculating the efficiency ratio.

(2) Item included for calculating the financial margin.

Other operating expenses reached Ps.3,053 million, increasing Ps.1,309 million (75%) from the Ps.1,744 million recorded in the third quarter of 2017.

The income tax charge was Ps.1,585 million, Ps.404 million (34%) higher than in the third quarter of the 2017 fiscal year.

SELECTED FINANCIAL INFORMATION

Balance Sheet		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Assets
Cash and due from banks	116,288	91,103	35,011	28	232
Debt securities	22,019	30,650	23,917	(28)	(8)
Net loans and other financing	253,943	212,489	140,603	20	81
Other financial assets	62,355	29,615	11,149	111	459
Equity investments in subsidiaries, associates and joint businesses	180	204	6,251	(12)	(97)
Property, bank premises, equipment	9,567	9,184	8,370	4	14
Intangible assets	685	697	535	(2)	28
Other assets	4,307	3,322	1,989	30	117
Assets available for sale (1)	244	244	5,507	-	(96)
Total assets	469,588	377,508	233,332	24	101
Liabilities
Deposits	320,367	261,270	162,279	23	97
Financing from financial entities	23,637	20,578	6,617	15	257
Other financial liabilities	47,481	28,397	16,449	67	189
Notes	15,273	13,864	4,403	10	247
Subordinated notes	10,357	7,444	4,360	39	138
Other liabilities	12,712	9,516	12,163	34	5
Total liabilities	429,827	341,069	206,271	26	108
Shareholders’ equity	39,761	36,439	27,061	9	47
Foreign currency assets and liabilities
Assets	193,734	148,391	64,880	31	199
Liabilities	195,557	155,010	65,316	26	199
Net forward purchases/(sales) of foreign currency (2)	2,728	7,661	(2,486)	(64)	(210)
Net global position in foreign currency	905	1,042	(2,922)	(13)	(131)

(1) Includes the interests in Compañía Financiera Argentina S.A. and in Cobranzas y Servicios S.A. until 2017, and the interest in Prisma Medios de Pago S.A. since the fourth quarter of 2017.

(2) Recorded off-balance sheet.

12

LEVEL OF ACTIVITY

Financing to the Private Sector(1)		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
In pesos	174,881	167,460	117,305	4	49
Loans	140,541	138,568	100,685	1	40
UVA-adjusted loans	13,332	10,405	2,087	28	539
Financial leases	1,495	1,517	1,471	(1)	2
Debt securities	492	625	510	(21)	(4)
Other financing (2)	19,021	16,345	12,552	16	52
In foreign currency	124,518	75,616	42,438	65	193
Loans	98,580	62,655	37,620	57	162
Financial leases	1,037	598	183	73	467
Debt securities	5,359	3,035	568	77	843
Other financing (2)	19,542	9,328	4,067	109	380
Total financing to the private sector	299,399	243,076	159,743	23	87

(1) Includes IFRS adjustment.

(2) Includes certain off-balance sheet accounts related to guarantees granted.

As of September 30, 2018, total financing to the private sector reached Ps.299,399 million, representing an increase of 87% from a year before and of 23% during the Quarter. This increase was mainly a consequence of the growth of the loan portfolio, both in pesos and in foreign currency. Dollar-denominated loans measured in dollars increased 11% as compared to the same quarter of the 2017 fiscal year.

Market Share (1)		2018	2017	Variation (bp)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Total loans	10.67	10.00	9.46	67	121
Loans to the private sector	10.58	10.02	9.31	56	127

(1) According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.

The Bank’s market share of loans to the private sector as of September 30, 2018, was 10.58%, increasing 127 bp from September 30, 2017.

13

Break down of loans and other financing		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Financial entities	8,866	7,860	4,445	13	99
Loans	8,860	7,856	4,438	13	100
Other financing	6	4	7	50	(14)
Non-financial private sector and residents abroad	251,351	209,646	139,332	20	80
Loans	243,593	203,772	135,954	20	79
Overdrafts	24,697	18,351	8,047	35	207
Promissory notes	43,849	47,123	30,004	(7)	46
Mortgage loans	15,064	12,253	3,919	23	284
Pledge loans	1,112	1,090	889	2	25
Personal loans	21,554	21,286	16,087	1	34
Credit-card loans	62,892	61,116	46,433	3	35
Other	71,508	41,630	31,273	72	129
Accrued interest, adjustments and foreign currency quotation differences receivable	4,031	2,102	(30)	92	(13,537)
Documented interest	(1,114)	(1,179)	(668)	(6)	67
Financial leases	2,532	2,115	1,654	20	53
Other financing	5,226	3,759	1,724	39	203
Non-financial public sector	1	1	-	-	N/A
Total loans and other financing	260,218	217,506	143,777	20	81
Allowances	(6,275)	(5,017)	(3,174)	25	98
Loans	(6,157)	(4,918)	(3,077)	25	100
Financial leases	(31)	(25)	(19)	24	63
Other financing	(87)	(74)	(78)	18	12
Net loans and other financing	253,943	212,489	140,603	20	81

As of September 30, 2018, net loans and other financing provisions amounted to Ps.253,943 million, growing 81% from September 30, 2017, mainly due to the 79% increase in the private sector loan portfolio.

Loans by Type of Borrower		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Large corporations	103,416	80,789	31,470	28	229
SMEs	51,066	39,949	41,553	28	23
Individuals	88,066	84,063	58,870	5	50
Financial sector	8,860	7,856	4,438	13	100
Residents abroad	3,830	579	5,163	561	(26)
Other	697	960	766	(27)	(9)
IFRS adjustment	(3,481)	(2,567)	(1,868)	36	86
Total loans	252,454	211,629	140,392	19	80
Allowances	(6,157)	(4,918)	(3,077)	25	100
Net total loans	246,297	206,711	137,315	19	79

14

Loans by Sector of Activity		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Financial sector	8,860	7,856	4,438	13	100
Residents abroad	3,830	579	5,163	561	(26)
Services	16,311	14,103	10,556	16	55
Agriculture and livestock	30,573	25,214	15,250	21	100
Consumer	88,105	84,141	58,902	5	50
Retail and wholesale trade	23,029	25,959	17,063	(11)	35
Construction	3,662	3,248	2,040	13	80
Manufacturing industry	58,199	43,571	24,709	34	136
Other	23,366	9,525	4,139	145	465
IFRS adjustment	(3,481)	(2,567)	(1,868)	36	86
Total loans	252,454	211,629	140,392	19	80
Allowances	(6,157)	(4,918)	(3,077)	25	100
Net total loans	246,297	206,711	137,315	19	79

When compared to the previous fiscal year, loans to the private sector registered growth, mainly in those granted to large corporations (Ps.71,946 million or 229%) and to individuals (Ps.29,196 million or 50%). By sector of activity, the higher growth was recorded in the manufacturing industry (Ps.33,490 million or 136%), the consumer sector (Ps.29,203 million or 50%) and in the agricultural and livestock sector (Ps.15,323 million or 100%).

Net Exposure to the Argentine Public Sector (1)		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Government securities’ net position	30,082	33,344	22,267	(10)	35
Lebac	1,275	13,634	15,576	(91)	(92)
Leliq	12,923	2,988	-	332	N/A
Bote	9,355	3,948	-	137	N/A
Other	6,529	12,774	6,691	(49)	(2)
Other receivables resulting from financial brokerage	63	50	45	26	40
Loans and other financing	7	4	7	75	-
Trust certificates of participation and securities	56	46	38	22	47
Total exposure to the public sector	30,145	33,394	22,312	(10)	35

(1) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with minimum cash requirements.

As of September 30, 2018, the Bank’s exposure to the public sector amounted to Ps.30,145 million, recording a 35% increase during the last twelve months, due to a Ps.1,378 million (9%) decrease in the portfolio of debt securities issued by the Argentine Central Bank and to an increase of Ps.9,193 million (137%) in other government securities. Excluding Lebac and Leliq, net exposure to the public sector reached Ps.15,947 million (3% of total assets), while as of September 30, 2017, it amounted to Ps.6,736 million (representing a similar percentage of total assets).

15

Deposits		2018	2017		Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
In pesos	167,113	143,074	108,733	17	54
Current accounts	34,347	33,940	29,247	1	17
Saving accounts	45,870	41,651	27,962	10	64
Time deposits	80,204	60,851	49,088	32	63
UVA-adjusted time deposits	2,278	3,620	398	(37)	472
Other	1,196	1,145	845	4	42
Interests and adjustments	3,218	1,867	1,193	72	170
In foreign currency	153,254	118,196	53,546	30	186
Saving accounts	125,680	94,524	44,992	33	179
Time deposits	26,545	22,963	8,148	16	226
Other	952	658	393	45	142
Interests and adjustments	77	51	13	51	492
Total deposits	320,367	261,270	162,279	23	97

As of September 30, 2018, the Bank’s deposits amounted to Ps.320,367 million, representing a 97% increase during the last twelve months. Peso-denominated deposits increased 54% in the same period, mainly due to a Ps.31,116 million (63%) increase in time deposits and a Ps.17,908 million (64%) in deposits in saving accounts. Dollar-denominated deposits increased 186% in the last twelve months as a consequence of the evolution of the exchange rate. Deposits in dollar-denominated saving accounts reached Ps.125,680, increasing 21% measured in dollars from September 30, 2017.

At the end of the Quarter there were more than 4 million deposit accounts, 13% more than a year before.

Market Share (1)		2018	2017	Variation (bp)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Total deposits	8.35	8.17	7.48	18	87
Private sector deposits	10.99	10.44	9.37	55	162

(1) According to the daily information on loans published by the Argentine Central Bank. Balances as of the last day of each quarter.

As of September 30, 2018, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 10.99%, recording a 162 bp increase from a year before.

Financial Liabilities		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Financial entities	23,637	20,578	6,625	15	257
Financing from credit-card purchases	11,120	10,669	7,572	4	47
Notes	15,273	13,864	4,395	10	248
Subordinated notes	10,357	7,444	4,360	39	138
Other financial liabilities	36,361	17,728	10,390	105	250
Total financial liabilities	96,748	70,283	33,342	38	190

Financial liabilities at the end of the third quarter of 2018 amounted to Ps.96,748 million, Ps.63,406 million (190%) higher than the Ps.33,342 million recorded a year before. This growth was mainly due to the increase in other financial liabilities (Ps.25,971 million or 250%) and in financing from financial entities (Ps.17,012 million or 257%).

16

ASSET QUALITY

Loan Portfolio Quality		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Non-accrual loans (1)	5,976	4,808	2,555	24	134
With preferred guarantees	446	319	119	40	275
With other guarantees	703	429	136	64	417
Without guarantees	4,827	4,060	2,300	19	110
Allowance for loan losses	6,157	4,918	3,077	25	100
Relevant ratios (%)				Variation (bp)
Non-accrual loans to private-sector loans	2.37	2.27	1.82	10	55
Allowance for loan losses to private-sector loans	2.44	2.32	2.19	11	25
Allowance for loan losses to non-accrual loans	103.03	102.29	120.52	74	(1,750)
Non-accrual loans with guarantees to non-accrual loans	19.23	15.56	9.91	367	932
Cost of risk (2)	3.45	2.98	1.64	47	181

(1) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

(2) Annualized.

The Bank’s non-accrual loan portfolio amounted to Ps.5,976 million as of September 30, 2018, accounting for 2.37% of total loans to the private-sector, representing an increase of 55 bp from the 1.82% ratio of a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 103.03% as of the end of the Quarter, compared to 120.52% from a year before.

In terms of total financing (defined as loans, certain other receivable financial asset accounts, guarantees granted and unused balances of loans granted) the Bank’s non-accrual portfolio represented 2.02% of total financing to the private-sector, and its coverage with allowances for loan losses reached 104.74%, compared to 1.61% and 128.45% from a year before, respectively.

Analysis of Loan Loss Experience		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Allowance for loan losses at the beginning of the Quarter	4,918	4,365	2,909	13	69
Changes in the allowance for loan losses
Provisions charged to income	1,888	1,391	487	36	288
Charge offs	(649)	(838)	(319)	(23)	103
Allowance for loan losses at the end of the Quarter	6,157	4,918	3,077	25	100
Charge to the income statement
Provisions charged to income (1)	(1,888)	(1,391)	(487)	36	288
Direct charge offs (1)	(92)	(55)	(60)	67	53
Bad debts recovered	33	54	21	(39)	57
Net charge to the income statement	(1,947)	(1,392)	(526)	40	270

(1) Item included for calculating the cost of risk.

During the Quarter, Ps.649 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.92 million were made.

17

CAPITALIZATION AND LIQUIDITY

Regulatory Capital		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Minimum capital required (A)	29,120	26,112	15,985	12	82
Allocated to credit risk	24,642	20,895	12,638	18	95
Allocated to market risk	943	2,045	884	(54)	7
Allocated to operational risk	3,535	3,172	2,463	11	44
Computable capital (B)	48,774	42,560	21,224	15	130
Tier I	35,322	32,870	15,189	7	133
Tier II	13,452	9,690	6,035	39	123
Excess over required capital (B) - (A)	19,654	16,448	5,239	19	275
Risk weighted assets	348,263	317,755	194,724	10	79
				Variation (bp)
Total capital ratio (%)	14.01	13.39	10.90	62	311
Tier I capital ratio (%)	10.14	10.34	7.80	(20)	234

As of September 30, 2018, the Bank’s computable capital was Ps.19,654 million (67%) higher than the Ps.29,120 million capital requirement. As of September 30, 2017, this excess amounted to Ps.5,239 million (33%).

The minimum capital requirement increased Ps.13,135 million as compared to September 30, 2017, mainly due to the growth of the private-sector loan portfolio, and computable capital increased Ps.27,550 million in the same period, primarily as consequence of the capitalization and of the application of IFRS. The total capital ratio was 14.01%, increasing 311 bp during the last twelve months.

Liquidity		2018	2017	Variation (%)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Cash and due from banks	116,288	91,103	35,011	28	232
Government securities	15,897	25,462	17,560	(38)	(9)
Call-money	1,074	956	783	12	37
Overnight placements in correspondent banks	4,895	1,154	5,470	324	(11)
Repurchase agreement transactions	14,652	816	1,173	1,696	1,149
Escrow accounts	4,459	4,138	2,927	8	52
Total liquid assets	157,265	123,629	62,924	27	150
Liquidity ratios				Variation (bp)
Liquid assets (*) as a percentage of transactional deposits	76.38	72.67	61.54	371	1,484
Liquid assets (*) as a percentage of total deposits	49.09	47.32	38.78	177	1,031

(*) Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac (Argentine Central Bank’s bills), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of September 30, 2018, the Bank’s liquid assets represented 76.38% of the Bank’s transactional deposits and 49.09% of its total deposits, as compared to 61.54% and 38.78%, respectively, as of September 30, 2017.

18

TARJETAS REGIONALES

INFORMATION DISCLOSURE

The data shown in the following tables correspond to Tarjetas Regionales S.A., consolidated line by line with its subsidiaries.

RESULTS FOR THE QUARTER

Income Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Net interest income	1,857	1,938	1,509	(4)	23
Net fee income	2,342	2,342	1,860	6	26
Net results from financial instruments	221	150	98	47	126
Gold and foreign currency quotation differences	(4)	-	-	N/A	N/A
Other operating income	258	251	220	3	17
Loan loss provisions	(797)	(928)	(441)	(14)	81
Net operating income	3,877	3,624	3,246	7	19
Personnel expenses	(942)	(950)	(807)	(1)	17
Administrative expenses	(1,468)	(1,190)	(825)	23	78
Depreciations and devaluations of assets	(75)	(67)	(50)	12	50
Other operating expenses (1)	(495)	(463)	(323)	7	53
Operating income	897	954	1,241	(6)	(28)
Income tax	(266)	(271)	(453)	(2)	(41)
Net income	631	683	788	(8)	(20)

(1) Includes sales tax for Ps.204 million in the third quarter of 2018. Item included for calculating the financial margin.

Profitability and Efficiency		2018	2017	Variation (bp)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Return (1) on average assets	5.50	6.81	9.79	(131)	(429)
Return (1) on average shareholders’ equity	25.36	29.63	43.13	(427)	(1,777)
Financial margin (1) (2)	16.36	17.86	17.85	(150)	(149)
Efficiency ratio (3)	63.02	57.22	53.96	580	906

(1) Annualized.

(2) Net interest income plus net result from financial instruments plus foreign currency quotation differences plus certain items included in other operating income and expenses, divided by average interest-earning assets.

(3) Personnel expenses plus administrative expenses plus depreciation and devaluations of assets, divided by net interest income plus net fee income plus net result from financial instruments plus foreign currency quotation differences plus insurance premiums earned plus certain items included in other operating income.

In the third quarter of the 2018 fiscal year, Tarjetas Regionales S.A. recorded a Ps.631 million profit, decreasing 20% in the last twelve months. This profit represented a 5.50% annualized return on average assets and a 25.36% return on average shareholder’s equity, as compared to 9.79% and 43.13%, respectively, from the third quarter of the 2017 fiscal year.

Net operating income amounted to Ps.3,877 million, increasing 19% from the third quarter of 2017, with net fee income growing 26% and net interest income growing 23%.

Provisions for loan losses for the Quarter amounted to Ps.797 million, 81% higher than the Ps.441 million recorded in the same quarter of the prior year.

19

SELECTED FINANCIAL INFORMATION

Balance Sheet		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Assets
Cash and due from banks	646	682	414	(5)	56
Debt securities	749	-	72	N/A	940
Net loans and other financing	40,516	38,101	28,370	6	43
Other financial assets	2,047	1,672	1,782	22	15
Property, bank premises, equipment	777	701	660	11	18
Intangible assets	368	327	192	13	92
Other non-financial assets	1,072	898	948	19	13
Total assets	46,175	42,381	32,438	9	42
Liabilities
Financing from financial entities	2,999	1,813	403	65	644
Other financial liabilities	18,770	17,247	12,957	9	45
Notes	12,096	11,815	9,358	2	29
Other non-financial liabilities	2,163	1,989	2,040	9	6
Total liabilities	36,028	32,864	24,758	10	46
Shareholders’ equity	10,147	9,517	7,680	7	32

ASSET QUALITY

Loan Portfolio Quality		2018	2017	Variation (%)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Non-accrual loans (1)	3,127	2,631	2,180	19	43
Allowances for loan losses	3,110	2,802	2,297	11	35
Ratios (%)			Variation (bp)
Non-accrual loans to loans to the private sector	7.17	6.44	7.12	73	5
Allowance for loan losses to loans to the private sector	7.13	6.86	7.50	28	(37)
Allowance for loan losses to non-accrual loans	99.46	106.50	105.37	(704)	(591)
Cost of risk (2)	8.19	9.83	5.81	(164)	238

(1) The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

(2) Annualized.

Analysis of Loan Loss Experience		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Allowance for loan losses
At the beginning of the Quarter	2,802	2,844	2,492	(1)	12
Changes in the allowance for loan losses
Provisions charged to income	718	863	393	(17)	83
Charge offs (1)	(410)	(905)	(588)	(55)	(30)
Allowance for loan losses at the end of the Quarter	3,110	2,802	2,297	11	35
Charge to the income statement
Provisions charged to income (2)	(718)	(863)	(393)	(17)	83
Direct charge offs (2)	(93)	(61)	(48)	52	94
Bad debts recovered	105	74	97	42	8
Net charge to the income statement	(706)	(850)	(344)	(17)	105

(1) Includes Ps.785 million from the sale of bad- loans in the third quarter of 2018.

(2) Item included for calculating the cost of risk.

20

GALICIA ADMINISTRADORA DE FONDOS

RESULTS FOR THE QUARTER

Income Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Net results from financial instruments	63	62	20	2	215
Gold and foreign currency quotation differences	6	1	-	500	N/A
Other operating income	92	163	186	(44)	(51)
Net operating income	161	226	206	(29)	(22)
Personnel and administrative expenses	(36)	(34)	(14)	6	157
Other operating expenses	(8)	(12)	(10)	(33)	(20)
Operating income	117	180	182	(35)	(36)
Income tax	(35)	(54)	(64)	(35)	(45)
Net income	82	126	118	(35)	(31)

ASSETS UNDER MANAGEMENT

Mutual Fund	Assets Under Management as of:			Variation
In millions of pesos, except otherwise noted	3Q18	2Q18	3Q17	Ps.	%
Fima Premium	29,671	19,977	7,540	49	294
Fima Ahorro Pesos	7,154	16,786	20,918	(57)	(66)
Fima Ahorro Plus	4,690	12,390	21,143	(62)	(78)
Fima Capital Plus	242	400	384	(40)	(37)
Fima Renta en Pesos	346	563	545	(39)	(37)
Fima Renta Plus	167	348	458	(52)	(64)
Fima Abierto Pymes	329	295	238	12	38
Fima Acciones	463	433	323	7	43
Fima PB Acciones	1,141	1,185	973	(4)	17
Fima Mix I	10	238	6	(96)	67
Fima Renta Dólares I	10,847	15,251	17,114	(29)	(37)
Fima Renta Dólares II	3,055	5,056	5,354	(40)	(43)
Total Assets Under Management	58,115	72,922	74,996	(20)	(23)

SELECTED FINANCIAL INFORMATION

Balance Sheet		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Assets
Cash and due from banks	26	2	1	1,200	2,500
Net loans and other financing	-	12	-	(100)	-
Other financial assets	451	412	447	9	1
Other non-financial assets	124	67	61	85	103
Total assets	601	493	509	22	18
Liabilities
Other non-financial liabilities	203	176	188	15	8
Total liabilities	203	176	188	15	8
Shareholders’ equity	398	317	321	26	24

21

SUDAMERICANA HOLDING

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A., consolidated line by line with the subsidiaries under its control.

RESULTS FOR THE QUARTER

Income Statement		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Earned premium	943	938	720	1	31
Incurred claims	(117)	(137)	(92)	(15)	27
Withdrawals	(3)	-	(1)	N/A	200
Life annuities	(1)	(2)	(1)	(50)	-
Acquisition and general expenses	(398)	(478)	(337)	(17)	18
Other income and expenses	(54)	(1)	(19)	5,300	184
Underwriting income	370	320	270	16	37
Interest income	100	105	80	(5)	25
Net results from financial instruments	29	12	(7)	142	(514)
Gold and foreign currency quotation differences	-	5	-	(100)	-
Other operating income	35	42	14	(17)	150
Net operating income	534	484	357	10	50
Personnel expenses	(120)	(114)	(86)	5	40
Administrative expenses	(77)	(81)	(66)	(5)	17
Depreciations and devaluations of assets	(15)	(13)	(6)	15	150
Other operating expenses	(51)	(67)	(41)	(24)	24
Operating income	271	209	158	30	72
Income tax	(81)	(73)	1	11	45
Net income	190	136	103	40	84
Other comprehensive income	1	(1)	4	(200)	(75)
Total comprehensive income	191	135	107	41	79

Profitability		2018	2017	Variation (pb)
Percentages, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Return on average assets (1)	24.77	19.58	15.97	519	880
Return on average shareholders’ equity (1)	57.50	44.60	35.53	1,290	2,196
Efficiency ratio (2)	47.93	51.07	49.44	(313)	(151)
Combined ratio (3)	60.76	65.88	62.50	(512)	(174)

(1) Annualized.

(2) Acquisition and general expenses divided by earned premiums plus other income and expenses.

(3) Acquisition and general expenses divided by earned premiums plus incurred claims plus withdrawals plus life annuities plus other income and expenses.

22

SELECTED FINANCIAL INFORMATION

Balance Sheet		2018	2017	Variation (%)
In millions of pesos, except otherwise noted	3Q	2Q	3Q	vs 2Q18	vs 3Q17
Assets
Cash and due from banks	36	24	28	50	29
Debt securities	174	606	790	(71)	(78)
Net loans and other financing	293	87	23	237	1,174
Other financial assets	1,045	1,021	390	2	168
Property, bank premises, equipment	175	146	146	20	20
Intangible assets	59	63	51	(6)	16
Other non-financial assets	1,065	963	898	11	19
Total assets	2,847	2,910	2,326	(2)	22
Liabilities
Financial entities	-	10	10	(100)	(100)
Other non-financial liabilities	1,755	1,559	1,414	13	24
Total liabilities	1,755	1,569	1,424	12	23
Shareholders’ equity	1,092	1,341	902	(19)	21

23

RECENT DEVELOPMENTS

CHANGE OF NAME OF BANCO GALICIA

On October 2, 2018, the corporate name of Banco Galicia was changed to “Banco de Galicia y Buenos Aires S.A.U.” (single shareholder corporation).

DISTRIBUTION NETWORK

During the Quarter, the Bank increased its distribution network with the opening of 10 new branches, one in each of the Argentinian provinces of Buenos Aires, Santa Cruz, Córdoba, Neuquén, Misiones, Tucumán and Salta, and three in the City of Buenos Aires.

In addition, jointly with Starbucks, Banco Galicia opened the first “Coffee Banking” branch in the country, a branch model where the client is offered advice on financial services and cafeteria services.

REGULATORY CHANGES

MINIMUM CASH REQUIREMENTS:

As of September 1, 2018, the Argentine Central Bank established a schedule to increase minimum cash requirements by 13 percentage points. In the case of demand deposits, 8 percentage points may be integrated with Argentine Central Bank Liquidity Bills (Leliq) and/or Notes (Nobac). For time deposits for up to 60 days, the entire increase can be integrated with the aforementioned bills and notes. In addition, the monetary authority decided that, effective as of October 1, 2018, the requirement corresponding to the increase in the balances of time deposits, with respect to those as of September 30, 2018, may also be integrated with Leliq and/or Nobac.

INFLATION ADJUSTMENT

As of September 30, 2018, there are regulations in force from applicable authorities (the Argentine Central Bank and the Argentine National Securities Commission) that prevent the application of the adjustment for inflation, in accordance with the provisions of Decree N°664/03 of the Executive Branch. As a result, the criteria for restating the financial information established in IAS 29 has not been used. IAS 29 refers to the recognition of the effects of inflation on the entity’s equity and results, expressing them in constant currency as of the date of the financial reports, and as a consequence they would differ significantly from the balances currently reported.

This report is a summary analysis of GFG’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other material periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

24